December 7, 2015

Via EDGAR

Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention: Ronald E. Alper

Dear Sir:

Re:	Valmie Resources, Inc. (the “company”)
Registration Statement on Form S-1
Filed September 2, 2015
File No. 333-206727

I am the sole officer and director of the Company and have prepared this letter in response to a comment letter issued by the SEC on September 29, 2015. My response is as follows, with capitalized terms used but not defined herein having the meanings ascribed to such terms in the registration statement:

General

1.	Please tell us the percentage of the number of the company’s outstanding shares held by non-affiliates that the 10,750,000 shares being offered by Tuverga represent. Tell us how you determined the number of your shares held by non-affiliate stockholders and identify the shares held by each of your greater than 5% holders.

Response: The 10,750,000 shares being offered by Tuverga represent approximately 14.55% of the company’s outstanding shares held by non-affiliates, assuming the issuance of 10,000,000 shares to Tuverga pursuant to the Equity Investment Agreement and a total of 73,879,270 issued and outstanding shares of the company’s common stock.

The number of shares held by non-affiliates was determined by subtracting the 212,765 shares that I personally hold by from the 64,092,035 shares that are currently issued and outstanding. Of that amount, 59,040,000 shares are held in street name.

To my knowledge, no person holds more than 5% of the company’s issued and outstanding common stock.

Prospectus Summary – Business Strategy, page 3

2.	Please clarify your business description throughout the filing. For example:

●	Disclose whether the company has received any revenues through the sale of UAVs, or the provision of unmanned vehicle software, hardware and cloud services. Disclose whether the company has any current manufacturing, sales or marketing operations and whether the company has any customers.

●	Clarify what non-cash assets the company currently owns and explain how your technology and other non-cash assets are recorded in your financial statements. For example, describe your “prototype development (at cost)” that is reflected in your May 31, 2015 balance sheet in the amount of $25,691 and disclose how the $100,000 in assets acquired from Mr. Hammack on July 15, 2015 is reflected in the financial statements. Also, you state that Vertitek’s hardware and software technology “enables a sophisticated level of autonomy for UAV’s and other autonomous mobilized devices . . .” and that “Vertitek is currently developing the commercial V-1 Drone.” However, Vertitek’s balance sheet at January 31, 2015 reflected total non-cash assets equal to $3,141. Please describe in greater detail Vertitek’s assets acquired in the share exchange agreement.

●	Throughout the filing, including in a risk factor on page 9, you state that you have intellectual property and patents. Please disclose whether you have any patents, trademarks, licenses or other intellectual property rights and revise your disclosure accordingly. We note your statement on page 18 that you “have not filed any patents related to [y]our UAV technologies.”

Response: The company has clarified its business description throughout the registration statement as requested, including, but not limited to, noting that it has not received any revenue from the sale of UAVs, software, hardware or services to date; has not yet launched its manufacturing, sales or marketing operations; and has not yet identified any customers for its systems or solutions. In addition, the company has revised its disclosure to describe in greater detail the assets of Vertitek that were acquired pursuant to the share exchange and to state that it has not acquired any patents or filed for patent protection in relation to any intellectual property.

The Equity Investment Agreement and Registration Rights Agreement, page 7

3.	Please clarify in the last sentence of the first paragraph, that although the Equity Investment Agreement is for up to $2.5 million, based on your recent share prices and the number of shares you are registering you would receive less than the $1.5 million required to pay for expenses associated with your business plan. Also describe the likelihood that the company will ever receive the full amount of proceeds available under the Equity Investment Agreement. If the company is not likely to receive the full amount, disclose why the parties chose $2.5 million for the Equity Investment Agreement.

Response: The company has clarified the disclosure in the registration statement as requested to state as follows:

“Although we anticipate receiving the entire $2.5 million in financing, based on recent trading prices and the number of shares we are registering hereunder, we will receive less than the $1.5 million required to pay for expenses associated with our business plan. We believe that our stock price will recover as we continue implementing our business plan and we will be able to access the full amount of the Equity Investment Agreement.”

4.	In the third paragraph, please disclose the percentage of your public float that the 10,000,000 shares represent.

Response: The company has revised the registration statement to disclose the requested information.

5.	Please disclose any fees or commissions related the Equity Investment Agreement. For example, describe the $1,500 charge on each Advance Date, as set forth in Section 11.5 of the agreement.

Response: The company has revised the registration statement as requested to include the following paragraph:

“Under the Equity Investment Agreement, we are required to pay all fees, taxes and duties that may be levied in connection with the issuance of our common stock, and if our common stock is not DWAC or DRS eligible on the third trading day after the delivery of an Advance Notice by Tuverga (an “Advance Date”), we will incur a $5,000 charge to cover the costs associated with brokerage deposit costs, legal review fees and wire fees. Even if our common stock is DWAC or DRS eligible on an Advance Date, we will still incur a $1,500 charge in order to cover Tuverga’s compliance review fees. Tuverga is entitled to deduct these charges from each advance.”

6.	Please disclose that pursuant to Section 3.4 of the Equity Investment Agreement, Tuverga has agreed not to transfer or assign its obligations under the agreement.

Response: The company has revised the first paragraph in this section of the registration statement to include the requested disclosure.

Business Description, page 13

7.	We note that you paid $286,035 in fees under the consulting agreement dated September 1, 2014. Please describe the material terms of the agreement and file it as an exhibit. See Item 601(b)(10)(i) of Regulation S-K.

Response: The company has included a description of the material terms of the agreement in the registration statement as requested and filed it as an exhibit thereto.

Our Corporate History and Background, page 14

8.	Please disclose with specificity the assets, including intellectual property, which was acquired as part of the asset purchase agreement with Mr. Hammack.

Response: The company has updated this section of the registration statement to include a more specific description of the assets as requested.

Our Solutions, page 15

9.	Please revise to clarify whether you currently own aerial data collection hardware, software and data storage solutions for commercial applications. If so, please describe those assets in more detail.

Response: The company has revised its disclosure to provide more detail on the systems it currently owns and the availability of its other solutions.

AIMD Platform: Autonomous Intelligence for Mobilized Devices, page 15

10.	Please provide the basis for the statement that you are “creating a system that [you] anticipate will be the most powerful and feature-rich ever for connecting mobilized machines, drones and robots to enable communication, automation and visibility.” Explain how your technology differs from other competitors.

Response: The company has revised the statement in question to be less promotional and has included additional disclosure regarding how its anticipated offerings differ from those of its competitors.

Suppliers, page 16

11.	Please name your principal suppliers as required by Item 101(h)(4)(v) of Regulation S-K.

Response: The company has revised the disclosure in the registration statement to name its principal supplier as requested.

12.	Please clarify what type of “proprietary components” that you will require.

Response: The company has updated the disclosure in the filing to clarify its requirements for proprietary components.

Business Plan Implementation Schedule, page 17

13.	Please disclose the portion of your business plan that has been implemented.

Response: The company has disclosed the portion of its business plan that has been implemented as requested.

Government Regulations, page 18

14.	Please disclose the effect of existing or probable governmental regulations on your business. See Item 101(h)(4)(ix) of Regulation S-K.

Response: The company has revised the registration statement to expand the potential effect of existing or probable government regulations on its business as requested.

Dilution, page 24

15.	It is unclear why you assume a $3.00 market price under Scenario 1 when you shares are currently being quoted around $0.25 per share. Please revise the dilution scenarios based on a recent share price and a 25%, 50% and 75% discount to such recent price.

Response: The company has revised the dilution scenarios to more accurately reflect the price at which its common stock has been trading over the past several weeks, minus any applicable discounts.

Selling Shareholders, page 24

16.	Please identify in the footnotes to the table the natural persons who exercise voting and/or investment control over the securities held by each of the selling shareholders. For guidance, see Sections 140.02 and 240.04 of our Regulation S-K Compliance and Disclosure Interpretations available on our website.

Response: The company has identified the natural persons in footnotes to the table as requested.

17.	Please disclose whether any of the selling shareholders is a broker-dealer or an affiliate of a broker-dealer.

Response: The company has updated the registration statement to disclose that none of the selling shareholders is a broker-dealer or an affiliate of a broker-dealer.

Plan of Distribution, page 25

18.	We note your disclosure in the first sentence that the selling shareholders “and any of their pledgees, assignees and successors-in-interest” may sell the shares covered by the registration statement. Because Tuverga’s obligations under the Equity Investment Agreement are not transferable or assignable, please revise this language.

Response: The company has revised the language in the registration statement as requested.

19.	We note your disclosure that the selling shareholders may sell shares short. Please revise to reflect that under Section 3.10 of the Equity Investment Agreement, Tuverga has agreed not to engage in short selling activities with respect to the company’s shares.

Response: The company has revised its disclosure to state that pursuant to the Equity Investment Agreement, Tuverga has agreed not to engage in short selling activities with respect to the company’s shares.

Security Ownership of Certain Beneficial Owners and Management, page 33

20.	In the table, please include the shares held by each of Timothy Franklin and Khurram Shroff.

Response: The table in question currently indicates that neither Mr. Franklin nor Mr. Shroff holds any shares of the company’s common or Series “A” preferred stock. Regardless, the company has updated the footnotes to the table to state that to its knowledge, neither individual is a current shareholder or beneficial owner of any shares of its stock.

21.	In the table, please include greater than 5% holders of your common stock. See Item 403(a) of Regulation S-K.

Response: The company has added a footnote to the table to state that it is unaware of any shareholder who directly, or indirectly, controls or is the beneficial owner of more than 5% of its common stock.

Certain Relationships and Related Party Transactions, page 34

22.	Please identify the company’s promoters See Item 404(c)(1)(i) of Regulation S-K

Response: The company has updated the registration statement to identify both Mauro Baessato and Khurram Shroff as promoters. To my knowledge, there are no other persons who may be deemed to be promoters as that term is defined in Rule 405 under the Securities Act.

23.	Please disclose all your related party transactions for the current period and the last three fiscal years, as required by Item 404(a) and Instruction 1 to Item 404 of Regulation S-K. For example, we note the related party transactions described in the footnotes to your financial statements. Also describe the transactions related to the share exchange agreement and the investment by Fen Holdings & Investments Ltd.

Response: The company has disclosed all related party transactions for the current period and the last three fiscal years in the registration statements as requested.

24.	Please describe the material terms of the July 15, 2015 asset purchase agreement with Mr. Hammack and disclose the principle followed in determining the $100,000 value for his intellectual property. Also identify the person making the determination and their relationship, if any, with the company or any promoter. See Item 404(c)(1)(ii) of Regulation S-K.

Response: The company has updated the disclosure in the registration statement as requested, including by indentifying Mr. Hammack as the person who made the determination in question.

Consolidated Financial Statements for the Period Ended May 31, 2015

Note 3. Acquisition of Vertitek, page F-5

25.	Please expand your footnote disclosures for the acquisition of Vertitek Inc. to provide:

a)	A detailed description of the acquiree and the primary reasons for the business combination as required by FASB ASC 805-10-50-2(a) and 2(d). Please also describe the acquiree’s business specialties and other characteristics that were expected to benefit your operations through the business combination;

b)	The information as required by FASB ASC 805-10-50-2(h); and

c)	A qualitative description of the factors; such as the general reputation of Vertitek’s founding owner and expected synergies; that make up the goodwill recognized. Please refer to FASB ASC 805-30-50-1(a).

Response: The company has expanded the note disclosures in its consolidated financial statements for the period ended August 31, 2015 as requested.

26.	Please expand your disclosure to provide your accounting policy for goodwill impairment testing in accordance with FASB ASC 350-20-35 and the information as required by FASB ASC 350-20-50.

Response: The company has expanded the disclosure in note 3 of its consolidated financial statements for the period ended August 31, 2015 as requested.

Note 5. Capital Stock, page F-7

27.	Please expand your disclosure to describe the rights and preferences carried by your Series “A” preferred stock. Please also tell us whether these rights and preferences should be considered in computing the earnings per share as presented in your consolidated statements of operations.

Response: The company has expanded the disclosure in note 5 of its consolidated financial statements for the period ended August 31, 2015 as requested.

Recent Sales of Unregistered Securities, page 39

Please provide the information required by Item 701 Regulation S-K for the past three years.

Response: The company has provided the information as requested.

* * * * *

On behalf of the company, I acknowledge that:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any further questions or comments.

Yours truly,

/s/ Gerald B. Hammack
Gerald B. Hammack